CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

Non-Brokered Private Placements

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC – December 1, 2005.  CanAlaska Ventures Ltd. (the “Company”) wishes to announce the following:

A non-brokered private placement of up to 5,000,000 flow-through common shares at a price of $0.40 per common share for gross proceeds of up to $2,000,000.

The proceeds of the private placement received from the sale of the flow-through shares will be used for exploration and drilling on the Company’s Athabasca Basin uranium properties.

A non-brokered private placement of up to 1,351,351 units at a purchase price of $0.37 per unit for gross proceeds of up to $500,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of twelve months from the Closing Date at a price of $0.45 per Warrant Share.

The proceeds from the private placement received from the sale of the units will be used for working capital.

A finder’s fee of up to 7% may be paid in cash and 7% may be paid in warrants.

The foregoing is subject to regulatory approval.

About CanAlaska Ventures Ltd.

CanAlaska has sixteen 100% owned projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively staked one of the largest land positions in the region. CanAlaska has expended approximately $4 million on exploration.  Additional results from the 2005 exploration program will be forthcoming.  The Company is presently negotiating with drill contractors to finalize an agreement to commence a winter 2006 drill program.

On behalf of the Board of Directors Harry Barr, Chairman	Investor Contact: Peter Dasler, President & CEO Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.co

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.